UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      May 19, 2006

via U.S. mail

Mr. Andrew L. Schroeder
Vice President, Finance and Treasurer
MarkWest Energy Partners, L.P.
155 Inverness Drive West, Suite 200
Englewood, Colorado 80112-5000

      Re:	MarkWest Energy Partners, L.P.
      	Form S-1
      	Filed April 20, 2006
      	File No. 333-133439

      	Form S-1
      	Filed April 25, 2006
      File No. 333-133534

      Form 10-K for the fiscal year ended December 31, 2005
      Filed March 16, 2006, as amended March 31, 2006
      File No. 1-31239

      Form 10-Q/A for the quarter ended March 31, 2006
      Filed May 4, 2006

Dear Mr. Schroeder:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	You will expedite the review process if you address each
portion
of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

2.	The safe harbor for forward-looking statements set forth in
Section 27A of the Securities Act does not apply to statements made in connection with an offering by or relating to the operations of a partnership. Revise all your filings to eliminate any suggestion to the contrary. See Section 27A(b)(2)(E).

3.	Disclose clearly and with specificity in each registration
statement the size and details of the other offering so that potential investors are aware of both. Make parallel changes throughout the prospectus as appropriate, for example where you discuss potential dilution or the increased number of freely tradable shares. Also ensure that any other material ramifications of the concurrent offerings are made clear, including the impact of the underwritten transaction on the potential number of new shares in the market prior to completion of the other transaction. We may have additional comments.

4.	With regard to the underwritten offering, provide all the
disclosure Item 507 of Regulation S-K requires.

Form S-1 filed April 20, 2006

Risk Factors

"We have found material weaknesses in our internal controls...,"
page
8

5.	Expand the caption and text to make clear that material
weaknesses also existed at December 31, 2003. Also make clear the potential risks to stockholders that could result from the material weaknesses going forward.


6. 	Delete from the Risk Factors section any language that serves to
mitigate or qualify the risk that you are highlighting. Examples of this are: "while we have undertaken numerous steps in an effort to remediate our material weaknesses" and the first two sentences of the penultimate paragraph.

7.	Provide elsewhere in the prospectus enhanced detail on all
steps
that you have taken, are taking and plan to take to rectify this situation, rather than including this information in the Risk
Factors
section.

 Selling Unitholders, page 39

8.	Revise as necessary to identify the natural person with power to
vote or to dispose of the securities offered for resale by the entity listed as a selling unitholder. Also provide clarifying disclosure as necessary to explain the relationship among the various
"Tortoise"
entities listed in the tables and footnotes at pages 36 and 39.

Where You Can Find More Information, page 86

9.	If you incorporate by reference, include all Exchange Act
reports filed since the beginning of your current fiscal year.

Form S-1 filed April 25, 2006

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview -- Material Weaknesses Reported for the Years Ended
December
31, 2005 and 2004, page 62

10.	Expand the caption to refer also to 2003, and disclose the
material weaknesses identified for all three periods. For each identified material weakness, disclose when it was identified, who identified the material weakness, the causes for the material weakness, the steps you have taken to rectify the situation, and where applicable, why the material weakness persists or continued during a prolonged period of time. This comment also applies to related disclosure in your other filings, including without limitation your controls and procedures disclosure in your most recent Form 10-K. We may have additional comments.

11.	Where there are limitations on the scope of your analysis,
for
example regarding the Javelina entities, revise to make this clear.





Changes in Internal Control Over Financial Reporting, page 64

12.	Explain with greater specificity when you made each of the
changes you identify, and provide all the disclosure that Item
308(c)
of Regulation S-K requires. Make parallel changes to your other filings, including your Form 10-K and most recent Form 10-Q, as appropriate.

Form 10-K for the fiscal year ended December 31, 2005, as amended

13.	As appropriate, amend within 10 business days your Form 10-K
and
Form 10-Q in response to all applicable comments, including the following comment.

Exhibits 31.1 and 31.2

14.	Please file revised exhibits that comply with the
requirements
of Item 601(b)(32) of Regulation S-K.

Closing Comments

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Donna Levy at (202) 551-3292, or in her absence,
Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	David P. Oelman, Esq.
      D. Levy
      T. Levenberg


Mr. Andrew L. Schroeder
MarkWest Energy Partners, L.P.
May 19, 2006
page 5